Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Barclays Equities Marketing Barclays Issuer Callable Notes Investor Solutions America Free Writing Prospectus (To Prospectus dated May 23, 2022 and the Prospectus Supplement dated June 27, 2022) Filed Pursuant to Rule 433 Registration No. 333 - 265158 November 20, 2023

Contents Introduction to Structured Investments 03 What is an Issuer Callable Note and how does it work? 04 Contingent Coupon Issuer Callable Notes 05 How does an Issuer Callable Note perform? 06 Risk Factors & Disclaimers 08

This document is for informational purposes only and not for onward distribution. It is not intended for distribution to retail clients, retail customers or retail investors. Structured Investments Introduction In today’s highly dynamic market environment, investors are seeking different strategies to help meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and gain access to a wider range of asset classes, such as international equities, foreign currencies and various market indices. Structured investments may be one tool that investors can use to try to achieve these goals. Structured i nvestments may be designed to help investors meet these investment objectives and provide greater diversification 1 to their investment portfolios. The most common are structured notes , which consist of a debt security linked to the performance of a reference asset . The reference asset may be an equity security, equity index, foreign currency exchange rate or a basket of the foregoing. Different structured investments may be designed to help investors try to reach various goals, including minimizing the loss of their initial investment 2 , generating higher yields or participating in enhanced returns. An investment in a structured investment involves certain risks. Please see “Selected R isk Considerations” in this presentation. 3 1 Diversification does not protect against loss. Structured investments of the same issuer expose the investor to the same credit risk. 2 Any payment on a structured investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured investments are not, either directly or indirectly, an obligation of any third party. Issuer callable Notes Brochure

What is an Issuer Callable Note and how does it work? An issuer callable note 1 is a structured investment that aims to provide exposure to the performance of a specific reference asset or a basket of reference assets, with a fixed or contingent coupon feature. An issuer callable note would be called prior to maturity at the discretion of the issuer . The investor would receive the principal amount of their investment plus the pre - determined fixed or contingent coupon and the issuer callable note would be redeemed prior to maturity. Issuer callable notes may be linked to reference assets such as common stock, American Depositary shares (ADSs), stock market indices, exchange - traded funds or other asset classes, or a basket or combination of any of the foregoing. Issuer callable notes are designed for investors with a moderately “bullish” view of the market for the relevant underlying reference asset. Issuer Callable Note Features Potential for enhanced yield Issuer callable notes are designed to pay a coupon that may be higher than the coupon an investor would generally receive on a fixed income security with a comparable maturity. Coupons may be fixed or contingent. If the coupon is contingent, the issuer callable note will pay a coupon only if the reference asset closes at or above a pre - determined level on the specified observation date. Downside protection Issuer callable notes can provide an investor with partial protection of the principal amount of the note. A downside protection feature, such as a barrier or a buffer, can achieve this strategy. Knock - In Barrier: o A knock - in barrier is a feature (often expressed as a percentage of the initial value of the reference asset) that will partially protect the investor’s initial principal investment. o If the performance of the reference asset, as of a specified valuation date, has declined below the knock - in barrier percentage, the investor is fully exposed to losses on the downside and the investor may lose a portion of or all of its initial principal investment. Buffer / Buffer Percentage: o A buffer is a protection feature (often expressed as a percentage of the initial value of the reference asset) that can partially protect the initial principal investment against a decline in the performance of the reference asset. If the performance of the reference asset, as of the specified valuation date, has declined below the specified “buffer percentage,” the investor will lose a portion of its investment (as the strategy for this feature is intended to fully protect some of the initial principal investment). 4 Issuer callable Notes Brochure 1 Issuer callable notes are issued by and subject to the creditworthiness of Barclays Bank PLC. Any payment on issuer callable notes, including any repayment of principal, is not guaranteed, either directly or indirectly, by any third party.

BARCLAYS

Contingent Coupon Issuer Callable Notes

- The pay out structure of issuer callable notes may vary and can be designed to satisfy specific investment goals. Below is a hypothetical example of a Contingent Coupon issuer callable note that seeks to provide investors with an opportunity for an enhanced yield.
- The reference asset must close at or above the Coupon Level on the relevant specified observation date in order for the investor to receive the coupon on the related coupon payment date.
- If the issuer decides to exercise its early redemption option on a specific observation date, the investor would then receive the initial principal amount of its investment plus a Contingent Coupon (assuming the reference asset closes at or above the Coupon Level on that observation date). After the note is redeemed, no further payments would be made to the investor.
- The issuer callable note structure typically has a "buffer" or "barrier" feature to mitigate the potential loss of principal in the event there is a decline in the value of the reference asset from its initial value.
- If the value of the reference asset has declined below the Protection Level on a specified observation date, investors will be exposed to a loss of principal.

Hypothetical Example[1,2]

Reference Asset	ABC Index
Tenor	2 Year
Issuer callable	Semi-annually
Semi-Annual Coupon	5.00%
Coupon Level	75% of the initial index level observed on each observation date
Protection Level	75% of the initial index level European-style barrier[3]
Buffer Percentage	25%

Initial index level equals the index closing level on the trade date.

Figure 1: Payoff at maturity


Coupon
Payment at Maturity
Observation Period:
Barrier Level
[5.00%]
-75% of the initial index level
Performance of the Reference Asset

Hypothetical possibilities of payout prior to maturity[2]:

- If the index closes at or above the Coupon Level and below its initial level on an observation date, the investor would receive the semi-annual coupon on the related coupon payment date.
- If the index closes below the Coupon Level on an observation date, the investor would not receive a coupon payment on the related coupon payment date.
- If the issuer decides to exercise its issuer call option, the investor would receive its initial principal amount. Additionally, if the index closes at or above the Coupon Level on the applicable observation date, the investor would also receive the semi-annual coupon payment on the related coupon payment date. The note would be redeemed and no further payment would be made to the investor.

Hypothetical Pay outs at Maturity [2]

- If the index closes at or above the Coupon Level and Protection Level on the final valuation date, the investor would receive the principal amount of their investment plus the semi-annual coupon.
- If the index closes below the Coupon Level but above the Protection Level on the final valuation date, the investor would receive the principal amount but would not receive its semi-annual coupon payment.
- If the index closes below the Protection Level on the final valuation date (i.e., the index has declined by more than 25% relative to the initial index level) the investor would receive the principal amount of its investment multiplied by the index performance, and as a result, may lose some or the entire principal amount of its original principal investment.

Index Performance is defined as:

$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

[1] Issuer callable notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than its amount invested if the investor sells the issuer callable notes prior to maturity.

[2] Any payment on Issuer callable Notes, including any repayment of principal, is subject to the creditworthiness of the issuer and is not guaranteed, either directly or indirectly, by any third party.

Issuer callable Notes Brochure
5

How does an Issuer Callable Note perform? Scenario 1

There are several possible scenarios that can occur with an issuer callable note based on the performance of a reference asset. The following is a hypothetical example that provides an overview of a contingent coupon issuer callable note.

Hypothetical Example 1[1]:

Contingent Coupon Issuer Callable Notes linked to XYZ Index with a 1-year tenor, semi-annual observations, an annual coupon of 20.00% (10.00% semi-annually), a European style protection level (i.e. the protection level is observed only on the final valuation date) of 75.00% (25.00% buffer percentage) and a coupon level of 75.00% of the initial index level and a principal amount of $1,000.


1-year Issuer Callable Note Linked To ABC Index
Hypothetical Scenario
Investor would receive...
1st Observation Date
XYZ Index ≥ Initial Level?
No
XYZ Index ≥
75% Coupon Level
Yes
Investor receives a coupon
Note not called
2nd Observation Date
XYZ Index ≥ Initial Level?
No
XYZ Index ≥
75% Coupon Level
No
Investor does not receive
a coupon
Note not called
Final Observation Date
XYZ Index ≥ Initial Level?
No
XYZ Index ≥
75% Protection Level and
75% Coupon Level
Yes
Investor receives a coupon
and its Principal Amount

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

[1] Any payment on issuer callable Notes, including any repayment of principal, is subject to the creditworthiness of the issuer and is not guaranteed, either directly or indirectly, by any third party.

Issuer callable Notes Brochure 6

7 1 Any payment on issuer callable Notes, including any repayment of principal, is subject to the creditworthiness of the issuer and is not guaranteed, either directly or indirectly, by any third party. 1 - year Issuer Callable Note Linked To ABC Index This example is for illustrative purposes only and does not constitute a guaranteed return or performance. Hypothetical Scenario Investor would receive… Yes Final Observation Date Initial Level ≥ XYZ Index ≥ Protection Level & Coupon Level ? Investor does not receive a coupon and receives a partial return of principal No There are several possible scenarios that can occur with an issuer callable note based on the performance of a reference asse t. The following is a hypothetical example that provides an overview of a contingent coupon issuer callable note. Hypothetical Example 1 1 : Contingent Coupon Issuer Callable Notes linked to XYZ Index with a 1 - year tenor, semi - annual observations, an annual coupon of 20.00% (10.00% semi - annually) , a European style protection level (i.e. the protection level is observed only on the final valuation date) of 75.00% (25.00% buffer percentage) and a coupon level of 75.00% of the initial index level and a principal amount of $1,000. Issuer callable Notes Brochure How does an Issuer Callable Note perform? Scenario 2: At Maturity Yes Investor receives a coupon and a full return of principal Final Observation Date XYZ Index ≥ Protection Level ? Final Observation Date XYZ Index ≥ Initial Level? Investor receives a coupon and a full return of principal

R i s k F a c t o r s THESE RISK FACTORS HIGHLIGHT ONLY SOME OF THE RISKS OF THE PRODUCT DESCRIBED IN THIS DOCUMENT (THE “PRODUCT”) AND MUST BE READ IN CONJUNCTION WITH THE RISK FACTOR SECTIONS IN THE REGISTRATION STATEMENT (INCLUDING THE BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT AND ANY ACCOMPANYING PRODUCT SUPPLEMENT) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS MUST BE CAPABLE OF ASSESSING AND UNDERSTANDING THE RISKS OF INVESTING IN THE PRODUCT. WHERE A POTENTIAL INVESTOR DOES NOT UNDERSTAND OR WOULD LIKE FURTHER INFORMATION ON THE RISKS OF THE PRODUCT, THE POTENTIAL INVESTOR SHOULD SEEK PROFESSIONAL ADVICE BEFORE MAKING ANY INVESTMENT DECISION. 8 Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offerings of the secu rit ies identified in this communication. Before you invest, you should read the base prospectus dated May 23, 2022, the relevant prospectus supple men t relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Ban k PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant fre e writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get thes e d ocuments for free by searching the SEC online database (EDGAR) at www.sec.gov . Issuer callable Notes Brochure NO GOVERNMENT OR OTHER PROTECTION THIS PRODUCT IS NOT PROTECTED BY THE FINANCIAL SERVICES COMPENSATION SCHEME or any other government or private protection scheme . BARCLAYS FINANCIAL STANDING INVESTORS ARE EXPOSED TO BARCLAYS' FINANCIAL STANDING . If Barclays becomes insolvent, Barclays may not be able to make any payments under the Product and investors may lose their capital invested in the Product . A decline in Barclays' financial standing is likely to reduce the market value of the Product and therefore the price an investor may receive for the Product if they sell it in the market . CREDIT RATINGS CREDIT RATINGS MAY BE LOWERED OR WITHDRAWN WITHOUT NOTICE . A rating is not a recommendation as to Barclays' financial standing or an evaluation of the risks of the Product . VOLATILITY THE PERFORMANCE OF THIS PRODUCT MAY CHANGE UNPREDICTABLY . This unpredictable change is known as “volatility” and may be influenced by the performance of any Underlying Asset as well as external factors including financial, political and economic events and other market conditions . CAPITAL AT RISK THE CAPITAL INVESTED IN THIS PRODUCT IS AT RISK . Investors may receive back less than the capital invested in the Product . CAPITAL AT RISK ON EARLY REDEMPTION / CANCELLATION THE PRODUCT MAY BE REDEEMED BEFORE ITS SCHEDULED Redemption Date . IF THE PRODUCT IS REDEEMED EARLY, INVESTORS MAY RECEIVE BACK LESS THAN THEIR ORIGINAL INVESTMENT IN THE PRODUCT, OR EVEN ZERO . The amount payable to an investor on an early redemption may factor in Barclays' costs of terminating hedging and funding arrangements associated with the Product . SELLING RISK AN INVESTOR MAY NOT BE ABLE TO FIND A BUYER FOR THE PRODUCT SHOULD THE INVESTOR WISH TO SELL THE PRODUCT . If a buyer can be found, the price offered by that buyer may be lower than the price that an investor paid for the Product or the amount an investor would otherwise receive at the maturity of the Product . BAIL - IN RISK The EU Directive establishing a framework for the recovery and resolution of credit institutions and investment firms (the "BRRD") was published in the EU Official Journal on 12 June 2014 . The BRRD gives certain powers under a "bail - in tool" to national supervisory authorities with respect to certain institutions (which could include the Issuer) in circumstances where a national supervisory authority has determined that such an institution is likely to fail . In the United Kingdom, the majority of the requirements of the BRRD have been implemented into national law in the Banking Act, including the introduction of the bail - in tool as of 1 January 2015 . The Banking Act confers substantial powers on a number of UK authorities designed to enable them to take a range of actions in relation to UK banks and certain of their Affiliates in the event a bank in the same group is considered to be failing or likely to fail . This bail - in tool includes the ability to cancel all or part of the principal and/or interest of any unsecured liabilities or to convert certain debt claims into equity or other securities of the issuer or another person . These powers could be exercised in respect of the Securities . As a result, the exercise of any resolution power or any suggestion of any such exercise could materially adversely affect the value of the Securities and could lead to the investor losing some or all of the value of the investment in the Securities . NO INVESTMENT IN OR RIGHTS TO UNDERLYING ASSETS AN INVESTMENT IN THE PRODUCT IS NOT THE SAME AS AN INVESTMENT IN THE UNDERLYING ASSETS REFERENCED BY THE PRODUCT . An investor in the Product has no ownership of, or rights to, the Underlying Assets referenced by the Product . The market value of the Product may not reflect movements in the price of such Underlying Assets . Payments made under the Product may differ from payments made under the Underlying Assets . ADJUSTMENTS THE TERMS OF THE PRODUCT MAY BE ADJUSTED BY BARCLAYS UPON CERTAIN EVENTS TAKING PLACE WHICH IMPACT THE UNDERLYING ASSETS . SMALL HOLDINGS SMALL HOLDINGS MAY NOT BE TRANSFERABLE . Where the Product terms specify a minimum tradable amount, investors will not be able to sell the Product unless they hold at least such minimum tradable amount . INTEREST RATE RISK INVESTORS IN THE PRODUCT WILL BE EXPOSED TO INTEREST RATE RISK . Changes in interest rates will affect the performance and value of the Product . Interest rates may change suddenly and unpredictably . PAYMENTS PAYMENTS FROM BARCLAYS MAY BE SUBJECT TO DEDUCTIONS FOR TAX, DUTY, WITHHOLDING OR OTHER PAYMENTS REQUIRED BY LAW . OVER - ISSUANCE THE ISSUER MAY ISSUE MORE SECURITIES THAN THOSE WHICH ARE TO BE INITIALLY SUBSCRIBED OR PURCHASED BY INVESTORS . The Issuer (or the Issuer's Affiliates) may hold such Securities for the purpose of meeting any future investor interest or to satisfy market making requirements . Prospective investors in the Securities should not regard the issue size of any Series as indicative of the depth or liquidity of the market for such Series or of the demand for such Series . OTHER RISKS THIS DOCUMENT CANNOT DISCLOSE ALL POSSIBLE RISKS OF THE PRODUCT . Before investing, investors must be satisfied that they have sufficient information and understand the risks related to the Product so as to make an informed investment decision . If investors are uncertain as to whether they have sufficient information, they should seek independent professional advice before investing . FOREIGN EXCHANGE RISK INVESTORS ARE EXPOSED TO FOREIGN EXCHANGE RISK . Foreign exchange rates may change suddenly and unpredictably . Changes in the exchange rate between an investor's home currency and the Product currency or settlement currency may impact the performance of the Product and an investor's return . LEVERAGE THIS PRODUCT MAY BECOME LEVERAGED . Leverage increases the investor's exposure to the underlying assets referenced by the Product and amplifies the investor's losses and gains . BARCLAYS DISCRETION TO EXERCISE THE ISSUER CALL OPTION BARCLAY'S HAS THE DISCRETION TO REDEEM THE PRODUCT EARLY BY EXERCISING THE ISSUER CALL OPTION . Barclays is under no obligation to consider the investor or any other party's interests when making such determination . If the call option is exercised, investors will not receive any interest or any other payments which would have been due if the Product had redeemed at its scheduled maturity . INTERACTION RISK THIS PRODUCT COMBINES DIFFERENT FINANCIAL COMPONENTS AND EXPOSURES WHICH MAY INTERACT UNPREDICTABLY AND COULD AFFECT THE PERFORMANCE OF THE PRODUCT . MINIMUM SCHEDULED REDEMPTION AMOUNT If the Securities provide for a minimum scheduled redemption amount payable at maturity, it is possible that such amount may be less than the original invested amount . If investors acquire the Securities (whether on issuance or in the secondary market) for an amount that is higher than the minimum scheduled redemption amount, they risk losing the difference between the price paid for the Securities and the minimum scheduled redemption amount at maturity .

D i s c la i m e r s BARCLAYS This communication has been prepared by Barclays . “Barclays” means any entity within the Barclays Group of companies, where “Barclays Group” means Barclays Bank PLC, Barclays PLC, Barclays Bank Ireland PLC and any of their subsidiaries, affiliates, ultimate holding company and any subsidiaries or affiliates of such holding company . CONFLICTS OF INTEREST BARCLAYS IS A FULL SERVICE INVESTMENT BANK . In the normal course of offering investment banking products and services to clients, Barclays may act in several capacities (including issuer, market maker and/or liquidity provider, underwriter, distributor, index sponsor, swap counterparty and calculation agent) simultaneously with respect to a product, giving rise to potential conflicts of interest which may impact the performance of a product . NOT RESEARCH This document is from a Barclays Trading and/or Distribution desk and is not a product of the Barclays Research department . Any views expressed may differ from those of Barclays Research . BARCLAYS POSITIONS Barclays may at any time acquire, hold or dispose of long or short positions (including hedging and trading positions) and trade or otherwise effect transactions for their own account or the account of their customers in the products referred to herein which may impact the performance of a product . FOR INFORMATION ONLY THIS COMMUNICATION IS PROVIDED FOR INFORMATION PURPOSES ONLY AND IT IS SUBJECT TO CHANGE . IT IS INDICATIVE ONLY AND IS NOT BINDING . NO OFFER Barclays is not offering to sell or seeking offers to buy any product or enter into any transaction . Any offer or entry into any transaction requires Barclays’ subsequent formal agreement which will be subject to internal approvals and execution of binding transaction documents . NO LIABILITY Neither Barclays nor any of its directors, officers, employees, representatives or agents, accepts any liability whatsoever for any direct, indirect or consequential losses (in contract, tort or otherwise) arising from the use of this communication or its contents or reliance on the information contained herein, except to the extent this would be prohibited by law or regulation . NO ADVICE Barclays is acting solely as principal and not as fiduciary . Barclays does not provide, and has not provided, any investment advice or personal recommendation to you in relation to the transaction and/or any related securities described herein and is not responsible for providing or arranging for the provision of any general financial, strategic or specialist advice, including legal, regulatory, accounting, model auditing or taxation advice or services or any other services in relation to the transaction and/or any related securities described herein . Accordingly Barclays is under no obligation to, and shall not, determine the appropriateness for you of the transaction described herein ; your individual circumstances have not been assessed . You must determine, on your own behalf or through independent professional advice, the merits, terms, conditions and risks of the transaction described herein . THIRD PARTY INFORMATION Barclays is not responsible for information stated to be obtained or derived from third party sources or statistical services . PAST & SIMULATED PAST PERFORMANCE Any past or simulated past performance including back - testing, modelling or scenario analysis contained herein is no indication as to future performance . No representation is made as to the accuracy of the assumptions made within, or completeness of, any modelling, scenario analysis or back - testing . OPINIONS SUBJECT TO CHANGE All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may also fluctuate as a result of market changes. Barclays is not obliged to inform the recipients of this communication of any change to such opinions or estimates. NOT FOR RETAIL This document is being directed at persons who are professionals and is not intended for retail customer use . IMPORTANT DISCLOSURES For important regional disclosures you must read, visit the link relevant to your region . Please contact your Barclays representative if you are unable to access . EMEA https : //www . home . barclays/disclosures/important - emea - disclosures . html . APAC https://www.home.barclays/disclosures/important - apac - disclosures.html . U . S . https://www.home.barclays/disclosures/important - us - disclosures.html . CONFIDENTIAL This communication is confidential and is for the benefit and internal use of the recipient for the purpose of considering the securities/transaction described herein, and no part of it may be reproduced, distributed or transmitted without the prior written permission of Barclays . ABOUT BARCLAYS Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC, Barclays Bank Ireland PLC and certain other subsidiaries and affiliates. The key details of each relevant Barclays entity are set out below and will apply, as relevant, to your legal and/or regulatory relationship with Barclays: Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority and is a member of the London Stock Exchange. Barclays Bank PLC is registered in England No. 1026167 with its registered office at 1 Churchill Place, London E14 5HP. 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